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                            FORM 8-B


               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549



    Registration of Securities of Certain Successor Issuers



           Filed Pursuant to Section 12(b) or (g) of
              The Securities Exchange Act of 1934




            Lone Star Energy Plant Operations, Inc.
     (Exact name of Registrant as specified in its charter)


           Texas                                75-2421863
 (State or other jurisdiction of             (I.R.S. Employer
  incorporation or organization)             Identification No.)


        1817 Wood Street
         Dallas, Texas                           75201-5598
 (Address of principal executive offices)        (Zip Code)





 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class           Name of each exchange on which
    to be so registered           each class is to be registered
    -------------------           ------------------------------

    Common Stock,                 New York Stock Exchange, Inc.
    $.01 par value
    per share



 Securities to be registered pursuant to Section 12(g) of the Act:

                             None
                        (Title of class)

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Item 1.  General Information

    Lone Star Energy Plant Operations, Inc. (the "Registrant") was organized as a Texas corporation on March 31, 1992. The Registrant's fiscal year ends on December 31.

 Item 2.  Transaction of Succession

    The Registrant is to be the survivor of a merger (the "Merger") with Enserch Exploration, Inc. ("EEX"), a Texas corporation that has its common stock registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. In the Merger, each outstanding share of common stock of EEX will be converted into one share of common stock of the Registrant. In the Merger, the name of the Registrant will be changed to Enserch Exploration, Inc.

 Item 3.  Securities to be Registered

    The Registrant (i) has 400,000,000 shares of common stock presently authorized, (ii) has 10 shares of common stock currently outstanding and will have approximately 126,943,698 shares of common stock outstanding immediately after the Merger and (iii) has no shares of common stock presently issued which are held by or for the account of the Registrant.

 Item 4.  Description of Registrant's Securities to be Registered

    Reference is made to "Description of Capital Stock" in the Registrant's Registration Statement on Form S-4, registration number 333-13241 (the "S-4"), which is hereby incorporated by reference.

 Item 5.  Financial Statements and Exhibits

    Financial Statements

    Not applicable, since the capital structure and balance sheet of the Registrant immediately after the succession will be substantially the same as those of EEX.

    Exhibits

       1 Agreement and Plan of Merger dated as of September 10, 1996, between the Registrant and EEX (included as Annex A to the Joint Proxy Statement/Prospectus that forms a part of the S-4)(1)

       2 Joint Proxy Statement/Prospectus of the Registrant and EEX dated October 2, 1996 (included as part of the S-4)(1)

       3 Restated Articles of Incorporation of the Registrant (included as Annex C to the Joint Proxy
              Statement/Prospectus that forms a part of the S-4)(1)

       4 Bylaws of the Registrant (included as Annex D to the Joint Proxy Statement/Prospectus that forms a part of the S-4)(1)

       5 Form of Common Stock Certificate, filed as an Exhibit to EEX's Registration Statement on Form S-4 (No. 33-56792)(1)

       6 Master Lease Agreement dated as of October 18, 1996, between Enserch Exploration Holdings, Inc. and The CIT Group/Commercial Services, Inc. for Mississippi Canyon Block 441 Production System

       7 Participation Agreement (1996-A) dated November 15, 1996, among Enserch Exploration, Inc., Lessee; Cooper Project, L.L.C.; Wilmington Trust Company, Corporate Grantor Trustee; Thomas P. Laskaris, Individual Grantor Trustee; The Bank of New York, Pass Through Trustee and Loan Participant; The Bank of New York, Corporate Indenture Trustee; and Frederick W. Clark, Individual Indenture Trustee

       8 Production System Lease Agreement dated as of November 15, 1996, among Wilmington Trust Company, as Corporate Grantor Trustee, and Thomas P. Laskaris, as Individual Grantor Trustee, Lessor and Enserch Exploration, Inc., Lessee, for Garden Banks 388.

       9 Participation Agreement between EP Operating Limited Partnership and Mobil Producing Texas and New Mexico Inc., filed as Exhibit 10.6 to EEX's Registration Statement on Form S-4 (No 33-56792)(1)

      10 Stock Purchase Agreement dated as of April 12, 1995, by and between PG&E Enterprises, as Seller, and EEX, as Buyer, filed as Exhibit 10.7 to EEX's Registration
              Statement on Form S-2 (No. 33-60461)(1)

      11 Gas Purchase Contract between EP Operating Company and Lone Star Gas Company, a division of ENSERCH Corporation, dated January 1, 1988, Amendatory Agreement dated June 1, 1990, Amendatory Agreement dated July 1, 1992 and Letter Amendment dated August 30, 1993, filed as Exhibit 10.5 to EEX's Form 10-K for the year ended December 31, 1994(1)

      12      Natural Gas Sales and Purchase Contract between EP
              Operating Limited Partnership and Enserch Gas Company, each effective March 1, 1993, filed as Exhibit 10.9 to EEX's Registration Statement on Form S-2 (No. 33-60461)(1)

      13 Natural Gas Sales and Purchase Contract between EP Operating Limited Partnership and Enserch Gas Company, each effective March 1, 1993, and amendment effective November 1, 1994, filed as Exhibit 10.10 to EEX's Registration Statement on Form S-2 (No. 33-60461)(1)

      14 Agency Agreement between EP Operating Limited Partnership and Enserch Gas Company effective March 1, 1993, filed as
              Exhibit 10.11 to EEX's Registration Statement on Form S-2 (No. 33-60641)(1)

      15 Credit Agreement among Enserch Exploration, Inc. as Borrower, Texas Commerce Bank National Association, as Administrative Agent, The Chase Manhattan Bank, N.A., as Syndication Agent, Chemical Bank, as Auction Agent and The Lenders now or hereafter Parties thereto dated as of May 1, 1995, filed as Exhibit 10.19 to EEX's Registration Statement on Form S-2 (No. 33-60641)(1)

      16 Tax Sharing Agreement between ENSERCH Corporation and Enserch Exploration, Inc., filed as Exhibit 10.21 to EEX's Registration Statement on Form S-2 (No. 33-60461)(1)

      17 Amended and Restated Limited Liability Company Agreement of MIStS Issuer L.L.C. dated August 4, 1995, filed as
              Exhibit 10.22 to EEX's Registration Statement on Form S-2 (No. 33-60461)(1)

      18      Performance Incentive Plan - Calendar Year 1997, filed as
              Exhibit 10.15 to EEX's Annual Report on Form 10-K for the year ended December 31, 1996(1)

      19 ENSERCH Corporation Retirement Income Restoration Plan dated December 28, 1990, and Amendment No. 1 thereto dated September 30, 1994, Amendment No. 1-A dated February 13, 1996, and Amendment No. 2 effective January 1, 1996, filed as Exhibit 10.18 to EEX's Form 10-K for the year ended December 31, 1996(1)

      20 ENSERCH Corporation Retirement Income Restoration Trust dated September 30, 1994, and Amendment No. 1 thereto effective January 1, 1996, filed as Exhibit 10.19 to EEX's Annual Report on Form 10-K for the year ended December 31, 1996(1)

      21 Form of Change of Control Agreement executed by certain executive officers of the Registrant, filed as Exhibit
              10.20 to EEX's Annual Report on Form 10-K for the year ended December 31, 1996(1)

      22 Form of Distribution Agreement among ENSERCH Corporation, EEX, the Registrant and Holding Company (included as Annex A-1 to the Agreement and Plan of Merger)(1)

      23 Revised and Amended 1996 Stock Incentive Plan of EEX (included as Annex A-2 to the Agreement and Plan of Merger)(1)

      24      Form of Tax Allocation Agreement among ENSERCH
              Corporation, the Registrant and TUC and attached Tax Sharing Agreement dated as of January 1, 1995 between ENSERCH and EEX (included as Annex A-3 to the Agreement and Plan of Merger)(1)

      25      Form of Tax Assurance Agreement between ENSERCH
              Corporation and the Registrant (included as Annex A-4 to the Agreement and Plan of Merger)(1)

      26 Rights Agreement dated as of September 10, 1996 between the Registrant and Harris Trust Company of New York as Rights Agent, filed as an Exhibit to the S-4(1)

      27 Form of Employment Bonus Agreement executed by certain executive officers, filed as an Exhibit to the S-4(1)

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    (1)  Incorporated by reference.


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                           SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Lone Star Energy Plant Operations, Inc.
                                          (Registrant)

 Date:  April 16, 1997       By:  /s/ A. E. Gallatin
                                  ---------------------------------------
                                  A. E. Gallatin
                                  Vice President and Treasurer